Exhibit 99.1

Four Seasons Hotels Inc.

Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matter voted upon and the outcome of the vote at the Special Meeting of shareholders of Four Seasons Hotels Inc. (the “Corporation”) held on Thursday, April 5, 2007. The matter set out below is described in greater detail in the Notice of Special Meeting of Shareholders and Management Information Circular dated March 5, 2007 (the “Circular”).

Matter Put to a Vote by Ballot

Special Resolution approving the arrangement under section 182 of the Business Corporations Act (Ontario) involving the Corporation, its shareholders and FS Acquisition Corp., a British Columbia company that is owned by Triples Holdings Limited and affiliates of Kingdom Hotels International and Cascade Investment, L.L.C., in the form described in Appendix A to the Circular.

Outcome of Vote

	Number of Votes Cast by		Percentage of Votes Cast by
	Shareholders Present in Person		Shareholders Present in Person
	or Represented by Proxy		or Represented by Proxy

	Votes	Votes	Votes	Votes
	FOR	AGAINST	FOR	AGAINST

All Holders of Limited	19,927,280	8,959,286	68.98%	31.02%
Voting Shares

Minority Shareholders*	9,646,149	8,959,286	51.85%	48.15%

* As determined in accordance with the interim order of the Ontario Superior Court of Justice dated February 26, 2007.

Toronto, Ontario, April 9, 2007.

Four Seasons Hotels Inc.

By: /s/ Randolph Weisz
Name: Randolph Weisz
Title: Executive Vice-President, Business Administation, General Counsel & Secretary